                                                  Filed by U.S. Home Corporation
                           Pursuant to Rule 425 under the Securities Act of 1933
                                        and deemed filed pursuant to Rule 14a-12
                                          of the Securities Exchange Act of 1934

                                          Subject Company: U.S. Home Corporation
                                                   Commission File No: 001-05899



U.S. HOME CORPORATION AND LENNAR CORPORATION DISTRIBUTED THIS PRESENTATION TO MEMBERS OF THE INVESTMENT COMMUNITY BEGINNING ON FEBRUARY 17, 2000.





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                           [LENNAR CORPORATION LOGO]

                                [U.S. HOME LOGO]


                       Investment Community Presentation

                                February 17, 2000

Transaction Overview

- Lennar Corporation will acquire U.S. Home for $36.00 per share

- Total equity purchase price of approximately $476 million to consist of 50% cash / 50% Lennar stock

- Lennar will also be assuming approximately $650 million of U.S. Home outstanding debt

- The acquisition is subject to approval by both companies' shareholders at a special shareholders' meeting to be called and is expected to be completed in mid-May

- The transaction is structured to be tax-free to those U.S.
  Home shareholders electing to receive Lennar stock

- We have agreed on a collar arrangement on the stock portion of the transaction

- Post-transaction, Lennar's Board of Directors will add 4 representatives from U.S. Home

Financial Rationale

- The transaction is expected to be accretive to Lennar's EPS in 2000 without synergies

- Lennar's balance sheet post-transaction will continue to be one of the strongest in the homebuilding industry

   - homebuilding debt/EBITDA:  2.8x

   - homebuilding debt/total capitalization:  61.2%

- Purchase price to book value of U.S. Home of 0.8x

- Operational savings from combining administrative systems; elimination of duplicative public company costs

- Capture of higher financial services revenues and other ancillary revenues

- Increased size in terms of revenue, EBITDA and pro-forma market capitalization enhance the Company's competitive positions and economies of scale

Strategic Rationale

- Creates most profitable homebuilder in the United States

- Further strengthens our leading market positions in the nation's fastest growing homebuilding markets

   -  Florida

   -  California

   -  Texas

   -  Arizona

   -  Nevada

- Broadens geographic diversity into a number of new markets

   -  Colorado               -  New Jersey

   -  Maryland/Virginia      -  Ohio

   -  Minnesota

- Enhances overall land position

- Expands product offering and expertise

- Increases focus on fast-growing retirement/active adult segment

- Very compatible operating strategies, systems and cultures

- Strengthens management at both corporate and operational levels

Cultural Compatibility

- Shared values vis-a-vis associates, as well as with operating practices and principles

- U.S. Home's management to become active participants in the new enterprise

- U.S. Home expertise in housing for seniors will be invaluable in enhancing Lennar's product line and expertise in the area

Lennar - Long History of Successful Expansion
--------------------------------------------------------------------------------

1954 -    Founded as a South Florida homebuilder

1972 -    Entered the Arizona market

1982 -    Established mortgage banking operations

1987 - Acquired Development Corporation of America, the Company's largest Florida competitor

1990 -    Established operations in Texas

1996 - Expanded Texas operations via acquisition of Village Builders and Friendswood Development Company from Exxon

1996 -    Established operations in California

1997 -    Spin-off of commercial real estate investment and management business

1997 -    Merged with Pacific Greystone

1998 - Acquired North American Title, Winncrest Homes, ColRich and Polygon Communities

2000 -    Acquisition of U.S. Home

Largest Homebuilders in US-
Homebuilding Revenue and Total EBITDA
--------------------------------------------------------------------------------
($ in millions)

     Based on LTM                                         Based on LTM
Homebuilding Revenue(1)                                  Total EBITDA(2)


Pro-forma Lennar               $4,635              Pro-forma Lennar        $551

Pulte                          $3,841              Centex (3)              $518

Kaufman and Broad              $3,772              Kaufman and Broad       $377

Centex                         $3,593              Lennar                  $373

D.R. Horton                    $3,264              D.R. Horton             $370

Lennar                         $2,849              Pulte                   $337

(1) Includes revenue from sales of land and other homebuilding revenue

(2)  Includes financial services

(3)  Includes construction products

Largest Homebuilders in US-Deliveries
-------------------------------------

1999 US Ranking - Domestic Deliveries
(including detached and attached homes)


Pro-forma Lennar (1)                    21,658

Kaufman and Broad (1)                   19,933

Pulte                                   19,848

D.R. Horton                             19,041

Centex                                  17,596

Lennar                                  12,589

Ryland                                  10,193

NVR                                      9,316

U.S. Home (1)                            9,069

Beazer Homes                             7,804

Del Webb                                 7,737



(1)  Excludes joint venture activities

Leading Market Positions in Fastest
Growing Markets





             Pro-forma lots owned & controlled and LTM deliveries (1)




Colorado
--------
Owned                     5,759  (61%)
Controlled                3,732  (39%)
Total lots                9,491
Deliveries                1,178
Years supply                8.1

Minnesota
---------
Owned                     1,605  (36%)
Controlled                2,842  (64%)
Total lots                4,447
Deliveries                  753
Years supply                5.9

Ohio
----
Owned                       350  (81%)
Controlled                    82 (19%)
Total lots                   432
Deliveries                    77
Years supply                 5.6

Nevada
------
Owned                     1,212   (88%)
Controlled                  169   (12%)
Total lots                1,381
Deliveries                  724
Years supply                1.9

New Jersey
----------
Owned                      820   (29%)
Controlled               2,007   (71%)
Total lots               2,827
Deliveries                 304
Years supply               9.3

California
Owned                    15,277   (42%)
Controlled               21,353   (58%)
Total lots               36,630
Deliveries                4,508
Years supply                8.1

Maryland/Virginia
Owned                     2,504   (73%)
Controlled                  915   (27%)
Total lots                3,419
Deliveries                  589
Years supply                5.8

Arizona
Owned                     4,397    (77%)
Controlled                1,309    (23%)
Total lots                5,706
Deliveries                2,429
Years supply                2.3

Texas
Owned                    10,356   (57%)
Controlled                7,923   (43%)
Total lots               18,279
Deliveries                4,381
Years supply                4.2

Florida
Owned                    16,036   (32%)
Controlled               33,716   (68%)
Total lots               49,752
Deliveries                6,715
Years supply                7.4

Total
-----
Owned                    58,316  (44%)
Controlled               74,048  (56%)
Total lots              132,364
Deliveries               21,658
Years supply                6.1


(1) Lennar lot positions and deliveries as of FYE 11/30/99; U.S. Home lot positions and deliveries as of FYE 12/31/99.

Note: U.S. Home deliveries exclude joint venture activities. Lennar owned lots reflect direct ownership only (lots owned by partnerships are included in controlled lots).

                             Homebuilding Operations
                                   Highlights

 FISCAL 1999 REVENUE FROM THE
 SALES OF HOMES


LENNAR

NV ................    2%
TX ................   21%
AZ ................    6%
CA ................   45%
FL ................   26%
Revenue = .........  $2,671.7M

U.S. HOME

NV ................    3%
NJ ................    4%
OH ................    1%
TX ................   11%
AZ ................   13%
CA ................   12%
CO ................   15%
FL ................   24%
MD/VA .............    7%
MN ................   10%
Revenue = .........  $1,752.8M

PRO-FORMA COMBINED

NV ................    2%
NJ ................    2%
OH ................  0.4%
TX ................   17%
AZ ................    9%
CA ................   32%
CO ................    6%
FL ................   25%
MD/VA .............    3%
MN ................    4%
Revenue = .........  $4,424.5M

Note:  Totals may not add to 100% due to rounding.
       Excludes joint venture activities.

FISCAL 1999 HOMES DELIVERED

LENNAR

NV ................    3%
TX ................   25%
AZ ................    8%
CA ................   30%
FL ................   34%
Homes delivered = .   12,589

U.S. HOME

NV ................    3%
NJ ................    3%
OH ................    1%
TX ................   14%
AZ ................   15%
CA ................    9%
CO ................   13%
FL ................   27%
MD/VA .............    7%
MN ................    8%
Homes delivered = .   9,069

PRO-FORMA COMBINED

NV ................    4%
NJ ................    1%
OH ................  0.4%
TX ................   20%
AZ ................   11%
CA ................   21%
CO ................    5%
FL ................   31%
MD/VA .............    3%
MN ................    4%
Homes delivered = .  21,658



Note:  Totals may not add to 100% due to rounding.
        Excludes joint venture activities.

BACKLOG AT FISCAL YEAR END 1999

LENNAR

TX ..................  22%
AZ/NV ...............  13%
CA ..................  27%
FL ..................  38%
Backlog = ...........  2,891

U.S. HOME

NJ ................    7%
OH ................    1%
TX ................   14%
AZ/NV .............   12%
CA ................    6%
CO ................   19%
FL ................   29%
MD/VA .............    6%
MN ................    6%
Backlog = .........   4,343

PRO-FORMA COMBINED

NJ ................    4%
OH ................  0.4%
TX ................   17%
AZ/NV .............   12%
CA ................   15%
CO ................   11%
FL ................   33%
MD/VA .............    4%
MN ................    4%
Backlog = .........  7,234

Note:  Totals may not add to 100% due to rounding.
        Excludes joint venture activities.

PRODUCT MIX - LTM DELIVERIES

LENNAR

ENTRY LEVEL/AFFORDABLE ..........  30%
RETIREMENT/ACTIVE ADULT .........   5%
MOVE-UP .........................  65%

U.S. HOME

ENTRY LEVEL/AFFORDABLE ..........  35%
RETIREMENT/ACTIVE ADULT .........  25%
MOVE-UP .........................  40%

PRO-FORMA COMBINED

ENTRY LEVEL/AFFORDABLE ..........  32%
RETIREMENT/ACTIVE ADULT .........  13%
MOVE-UP .........................  55%

FINANCIAL HIGHLIGHTS

1999 INCOME STATEMENT DATA

($ in millions, except for home sales price)


                                                                                U.S.             Pro-forma
                                                            Lennar              Home             Combined
                                                         ------------       ------------       ------------
Homebuilding revenue                                     $    2,849.2       $    1,786.0       $    4,635.2
Financial services revenue                                      269.3               38.5              307.8
                                                         ------------       ------------       ------------
LTM total revenue                                        $    3,118.5       $    1,824.5       $    4,943.0


LTM EBITDA                                               $      373.3       $      177.3       $      550.6
% margin                                                         12.0%               9.7%              11.1%


Homebuilding operating income                            $      340.8       $      113.9       $      454.7
Financial services operating income                              31.1               16.2               47.3


Average home sales price                                 $    212,200       $    193,300       $    204,300


Homebuilding gross margin                                        21.2%              18.5%              20.1%
Homebuilding SG&A % of total homebuilding revenue                 9.6%               9.8%               9.6%

PRO-FORMA BALANCE SHEET AND
CREDIT STATISTICS - FYE 1999

- Post-combination, Lennar will continue to have one of the strongest balance sheets in the industry

 ($ in millions)



                                                                                Transaction       Pro-forma
                                                  Lennar          U.S. Home     Adjustments        Combined
                                                ----------       ----------     -----------       ----------
Homebuilding debt                               $    590.2       $    650.1       $  291.1        $  1,531.4
Shareholders' equity                                 731.7            578.6         (340.4)            969.9
                                                ----------       ----------       --------        ----------
Total capitalization                            $  1,321.9       $  1,228.7       $  (49.3)       $  2,501.3
                                                ----------       ----------       --------        ----------


Credit statistics

Homebuilding debt / EBITDA                             1.6x             3.7x                            2.8x
EBITDA / interest incurred                             6.8x             2.9x                            4.2x
EBITDA / cash interest incurred                        8.1x             2.9x                            5.1x
Homebuilding debt / total capitalization              44.6%            52.9%                           61.2%


Note: Lennar debt and shareholders' equity adjusted for stock repurchases since 11/30/99

PRO-FORMA DEBT COMPOSITION

($ in millions)


                                            $              %       Debt/EBITDA
                                       ----------      ----------  -----------
Bank debt                              $  1,007.8         65.8%      1.9x

7 5/8% senior notes due 2009                269.5         17.6%      0.5x

3 7/8% zero coupon senior
convertible debentures due 2018             237.9         15.5%      0.4x

Mortgage notes                               16.2          1.1%      NM
                                       ----------      ----------  -----------

Total                                  $  1,531.4        100.0%      2.8x

- Bank debt to be opportunistically refinanced with fixed-rate / long-term bond offerings

HOMEBUILDING DEBT TO TOTAL
CAPITALIZATION


             Homebuilding Debt to Total Capitalization

Note: Represents historical Lennar homebuilding debt to total capitalization


                                 Debt to Total
                                Capitalization
            Year                  Percentage
            ----                ---------------
            1984                    53.2%
            1985                    40.5%
            1986                    32.7%
            1987                    45.9%
            1988                    36.4%
            1989                    37.5%
            1990                    33.2%
            1991                    30.8%
            1992                    35.7%
            1993                    34.1%
            1994                    38.1%
            1995                    35.6%
            1996                    34.2%
            1997                    54.6%
            1998                    42.6%
            1999                    37.3%

* Reflects spin-off of LNR Property Corporation.

SUMMARY

-        Creates most profitable homebuilder in the United States

-        Strengthens leading market positions in fastest growing markets

-        Broadens geographic diversity into a number of attractive new markets

-        Enhances overall land position

-        Expands product offering

-        Increases focus on fast-growing retirement/active adult segment

-        Very compatible culture, operating strategies/systems

-        Strengthens depth of management/board

-        Significant synergies to be realized

-        Accretive to earnings

-        Strong post-transaction balance sheet

     These communications include certain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectation and are naturally subject to uncertainty and changes in circumstances. Actual results may vary materially from the expectations contained herein. The forward-looking statements in this document include statements about future financial and operating results and the proposed U.S. Home Corporation/Lennar Corporation transaction. The following factors, among others, could cause actual results to differ materially from those described herein: inability to obtain, or meet conditions imposed for, governmental approvals for the merger with Lennar Corporation; failure of the U.S. Home or Lennar stockholders to approve the merger; the risk that the U.S. Home and Lennar businesses will not be integrated successfully; the costs related to the merger; and other economic, business, competitive and/or regulatory factors affecting U.S. Home's and Lennar's businesses generally. More detailed information about those factors is set forth in U.S. Home's filings with the Securities and Exchange Commission, including its Annual Report filed on Form 10-K for the fiscal year ended December 31, 1998, especially in the Management's Discussion and Analysis section, its most recent quarterly reports on Form 10-Q, and its Current Reports on Form 8-K. U.S. Home is under no obligation to (and expressly disclaims any such obligation to) update or alter its forward-looking statements whether as a result of new information, future events or otherwise.


                                      ****


     U.S. Home and Lennar will be jointly preparing a joint proxy statement/prospectus and will be filing such joint proxy statement/prospectus with the Securities and Exchange Commission as soon as practicable. WE URGE INVESTORS TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SECURITIES AND EXCHANGE COMMISSION, BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus and other documents filed by U.S. Home Corporation and Lennar Corporation with the Securities and Exchange Commission at the Securities and Exchange Commission's web site at www.sec.gov. In addition, the joint proxy statement/prospectus and other documents filed with the Securities and Exchange Commission by U.S. Home Corporation may be obtained for free from U.S. Home Corporation by directing a request to U.S. Home Corporation, 10707 Clay Road, Houston, Texas 77041, Attention: Investor Relations, telephone (713) 877-2311. The joint proxy statement/prospectus and other documents filed with the Securities and Exchange Commission by Lennar Corporation may be obtained for free from Lennar Corporation by directing a request to Lennar Corporation, 700 Northwest 107th Avenue, 4th Floor; Miami, Florida 33172, Attention: Investor Relations, telephone (305) 559-4000.


READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS CAREFULLY BEFORE MAKING A DECISION CONCERNING THE MERGER.


     U.S. HOME Corporation, its directors, executive officers and certain other members of U.S. Home Corporation management and employees may be soliciting proxies from U.S. Home Corporation stockholders in favor of the merger. Information concerning the participants will be set forth on a Schedule 14A filed as soon as practicable.


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